Exhibit 10.1

March 3, 2023
Eliott Trencher
12200 West Olympic Boulevard, Suite 200
Los Angeles, CA 90064
Dear Eliott,
This letter sets forth the terms of our agreement relative to your continued employment with Kilroy Realty Corporation, a Maryland corporation (the “Company”), and Kilroy Realty, L.P., a Delaware limited partnership (the “Operating Partnership”). This letter shall be effective as of the date hereof (the “Effective Date”) and, as of the Effective Date, supersedes and replaces any prior agreements regarding your employment with the Company and/or the Operating Partnership.

1. Position/Title:	During the Term (as defined below), you will be employed as Executive Vice President, Chief Financial Officer and Chief Investment Officer, and you will have duties and authorities consistent with your position as Chief Financial Officer. You acknowledge and agree, however, that from time to time and at any time the Company and the Operating Partnership may reassign the title of Chief Investment Officer to another executive; provided that any such reassignment shall not reduce your then-current Base Salary or target level of Annual Cash Award.

2. Term:	The term of your employment under this letter (the “Term”) begins on the Effective Date and will end March 1, 2026, provided that on March 1, 2026 and each March 1 thereafter the Term will be extended for an additional 12 months unless either the Company or you provides notice to the other party at least 90 days before the March 1 extension date electing not to extend the Term further as of that March 1, and in all cases your employment and the Term are subject to earlier termination as provided herein.

3. Base Salary:	Effective as of January 1, 2023 and continuing during the Term, the Company will pay you a base salary at the annual rate of $500,000. Your annual base salary shall be reviewed by the Executive Compensation Committee (the “Committee”) of the board of directors of the

Company (the “Board”) each year of the Term, beginning in 2024, and may be increased above, but may not be reduced below, the then-current rate of such base salary.
4. Bonus and Equity Awards:	During the Term, you will be considered for an annual cash award (the “Annual Cash Award”) and annual equity or equity-based awards (the “Annual Stock Incentive”). The annual target incentive opportunity for the Annual Cash Award for a particular fiscal year of the Company that ends during the Term shall be not less than One Hundred Percent (100%) of the base salary paid to you by the Company for that fiscal year. The grant date fair value (as determined by the Company based on its financial reporting methodology) for the Annual Stock Incentive award(s) granted to you for a particular fiscal year of the Company during the Term will be determined by the Committee in its discretion. The payment and/or vesting requirements applicable to any Annual Cash Award or Annual Stock Incentive will be determined in the Company’s sole discretion, and may include time- and service-based vesting conditions and/or performance-based vesting conditions (which may include corporate, business unit or division, financial, strategic, individual or other objectives). Any Annual Cash Award earned pursuant to this Section 4 shall be subject to your continued employment with the Company through the payment date of the award and paid between January 1 and March 15 of the year following the year for which such Annual Cash Award was earned; provided, however, that if the Committee shall determine that it is administratively impracticable, which may include inability of the Company to gain certification of its financial statements, to make such Annual Cash Award payment by March 15, any such payment shall be made as soon as reasonably practicable after such period and in no event later than December 31 of the year following the year for which such Annual Cash Award was earned.

5. Benefits:
All employee and executive benefit plans and programs of the Company, as presently in effect or as they may be modified or added to by the Company from time to time, to the extent such plans are generally available to other senior executives or employees of the Company, subject to the eligibility and other requirements of such plans and programs.
Notwithstanding anything contained in this Agreement to the contrary, the terms and conditions of that certain Indemnification Agreement, dated December 16, 2021, entered into by and between you, the Company and the Operating Partnership, as it may be subsequently amended (the “Indemnification Agreement”), shall continue in full force and effect and in accordance with its terms, and nothing in this Agreement shall be construed as superseding or replacing the terms of the Indemnification Agreement.

6. Vacation:	During the Term, you will accrue vacation at a rate of four weeks per year, all subject to the Company’s applicable vacation policies as in effect from time to time.
7. Severance:
You or the Company may terminate your employment (and the Term) at any time and for any reason, with or without cause. However, if your employment is terminated during the Term either (i) by the Company without Cause (and other than due to your death or Disability) or (ii) by you for Good Reason, you shall receive your earned and accrued (and unpaid) base salary and vacation pay as of such termination of employment (the effective date of such termination of employment, the “Date of Termination”, and such earned and accrued (and unpaid) base salary and vacation pay, the “Accrued Compensation”) as well as (subject to the release condition below) the following severance payments ("the Severance Benefits"):
•Severance pay equal, in the aggregate, to the sum of (a) one times your annual rate of base salary from the Company as in effect immediately prior to the Date of Termination plus (b) one times your target Annual Cash Award amount as in effect immediately prior to the Date of Termination, with such amount to be paid, subject to Section 13 of this Agreement, in a single lump sum on or within five business days following the date that is 60 days after the Date of Termination;
•All equity awards held by you at termination which vest based on time shall become fully

•vested and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such awards were granted;
•Unless otherwise expressly provided for in an applicable award agreement, any performance objectives upon which the earning of performance-based restricted stock, RSUs, and other equity awards and other long-term incentive awards (including cash awards) is conditioned shall be deemed to have been met at the greater of (A) target level al the Date of Termination, or (B) actual performance and reasonably anticipated performance at the date of termination, and such amounts shall become fully vested and non-forfeitable as a result of termination of employment at the date of such termination, and, in other respects, such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such awards were granted;
•The Company will pay or reimburse you for your premiums charged to continue medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), at the same or reasonably equivalent medical coverage for you (and, if applicable, your eligible dependents) as in effect immediately prior to the Date of Termination, to the extent that you elect such continued coverage; provided that the Company’s obligation to make any payment or reimbursement pursuant to this section shall, subject to Section 13 of this Agreement, commence with continuation coverage for the month following the month in which your “separation from service” (as defined in Section 13 of this Agreement) occurs and shall cease with continuation coverage for the eighteenth (18th) month following the month in which your separation from service occurs (or, if earlier, shall cease upon the first to occur of the date you become eligible for coverage under the health plan of a future employer, the date the Company ceases to offer group medical coverage to its active executive employees, or the date the

Company is no longer obligated to provide COBRA coverage to you). To the extent you elect COBRA coverage, you shall notify the Company in writing of such election prior to such coverage taking effect and complete any other continuation coverage enrollment procedures the Company may then have in place.

All other rights under any other compensatory or benefit plan, including any deferrals, shall be governed by such plan. To the extent that Annual Cash Awards had not yet been paid for the prior fiscal year, you shall be entitled to any Annual Cash Award that you earned for such prior fiscal year as though you had remained employed through the actual payment date.

If the Company enters into or amends or renews employment or severance arrangements (exclusive of renewals of contracts that exist on the date of this letter) that generally provide the Company’s officers with similarly-situated or less senior positions (exclusive of arrangements with any officers holding more senior positions) with severance benefits that, in the aggregate in the case of each officer, are more beneficial to the officer than the aggregate level of your Severance Benefits provided for above, your Severance Benefits shall be adjusted to reflect the level of severance benefits generally provided to officers with similarly-situated positions (or, if no officer with a similarly-situated position, the officer with the most senior officer position below your position who receives such other arrangement).

8. Cause; Death; Disability:
If your employment terminates due to Cause, by you for any reason other than for Good Reason, due to your death or disability, or for any reason upon or after the end of the Term, you will receive your Accrued Compensation as of the date of termination and no additional amounts other than what you are entitled to pursuant to the terms of any Company benefit plans. (other than what you are entitled to pursuant to the terms of any Company benefit plans and, if the termination was due to your death or Disability, as provided in the next sentence). If your employment terminates due to your death or Disability, you will be entitled to: (a) a pro-rated Annual Cash Award for the year in which your employment terminates, to be calculated and paid at the same time as though your employment had not terminated (but in all cases paid not later than March 15 of the year following the year in which your employment terminates) and pro-rated based on the portion of the year that you were actually employed with the Company; and (b) to the extent that Annual Cash Awards had not yet been paid for the prior fiscal year, any Annual Cash Award that you earned for such prior fiscal year as though you had remained employed through the actual payment date.
For purposes of this Agreement, “Cause” shall mean:
•You commit (or you enter a plea of guilty, nolo contendere, or a similar plea to) a felony or a crime involving moral turpitude;
•you engage in any act of theft, fraud, embezzlement or misappropriation against the Company or its subsidiaries or affiliates;
•you breach your Non-Competition, Non-Solicitation and Non-Disclosure agreement with the Company, dated July 19, 2017 and as the same may be amended from time to time (the “Confidentiality Agreement”), in any material respect;
•you willfully fail to substantially perform your duties or to follow the directive of an officer to whom you directly or indirectly report (other than, in each case, such failure resulting from your incapacity due to physical or mental illness), which failure is not remedied within 30 calendar days after written demand for substantial performance is delivered by the Company (except in no case shall multiple notices be required for the same or similar conduct or failures); or
•you breach in any material respect any policy of the Company (or any of its subsidiaries or affiliates) which is applicable to you.

No act, or failure to act, on the part of you shall be deemed “willful” unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company.

For purposes of this Agreement, “Disability” means your disability within the meaning of Internal Revenue Code Section 409A.
9. Good Reason:
For purposes of this Agreement, “Good Reason” shall mean, without your express written consent, the occurrence of any of the following circumstances unless, if correctable, such circumstances are fully corrected within 30 days of the notice of termination given in respect thereof which notice must be given within 90 days of the occurrence:
•a material reduction by the Company in your annual rate of base salary from the Company or in the target level of your Annual Cash Award;
•a material diminution of your position with the Company (for clarity, you no longer serving as Chief Investment Officer shall not constitute Good Reason);
•a breach by the Company in any material respect of the terms of this letter;

•the failure of the Company to obtain a satisfactory agreement from any successor to the Company to fully assume the Company’s obligations and to perform under this Agreement; or
•a material relocation by the Company of your principal place of employment with the Company.
Notwithstanding the foregoing, you will not be entitled to any of the termination payments or benefits provided in Section 7 as a result of a termination of your employment by you for Good Reason unless such termination becomes effective within 90 days following the expiration of the 30 day cure period described above.

10. Release of Claims:	Notwithstanding anything to the contrary above, you agree as a condition precedent to receipt of any termination payments and benefits provided for in Section 7 herein (other than Accrued Compensation), that you must timely execute, deliver to the Company, and not revoke, a general release of claims in a form provided by the Company (“General Release”). Such General Release shall be provided to you not later than five (5) business days after the Date of Termination (for clarity, in circumstances for which you may be eligible to receive the severance benefits provided in Section 7) and you shall execute, and deliver to the Company, the General Release within 21 days (or 45 days, if 45 days is required pursuant to applicable law) of the date you receive the General Release. In the event the General Release (and the expiration of any revocation rights provided therein) could become effective in one of two (2) of your taxable years depending on when you execute and deliver the release, any payment conditioned on execution of the release shall not be made earlier than the first business day of the later of such tax years.

11. Covenants:	You agree that the Confidentiality Agreement continues in effect and that you have not breached the Confidentiality Agreement.
12. Governing Law/ Arbitration:	This Agreement is governed by and is to be construed, administered, and enforced in accordance with the laws of the State of California, without regard to conflicts of law principles. Any dispute or controversy arising under or in connection with this Agreement or your employment or any other relationship between you and the Company or the Operating Partnership shall be settled exclusively by final and binding arbitration in Los Angeles, California by three arbitrators in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association in effect at the time of submission to arbitration, available at www.adr.org. You agree that either you, the Company, or the Operating Partnership may bring and pursue grievances, disputes, claims or causes of action against the other only in their individual capacities, and may not represent other individuals or their interests or bring, pursue, or act as a plaintiff, class member, class representative, or named plaintiff in any purported class or representative proceeding. This section does not apply to any proceeding that cannot be waived or compelled to arbitration under this agreement as a matter of law (including the Federal Arbitration Act). Either party may initiate arbitration by delivering a written request to arbitrate to the other party. You shall not be required to pay any cost or expense of the arbitration that you would not be required to pay if the matter had been heard in court. The arbitrators shall decide all issues submitted by the parties and may not decide any issue not submitted. The arbitrator is authorized to award any remedy or relief that would have been available to the parties, in their individual capacity, had the matter been heard in court. The decision of the arbitrators shall be in writing and shall provide the reasons for the arbitrators’ award unless the parties otherwise agree in writing. Judgment may be entered on the arbitrators’ award in any court having jurisdiction. For purposes of entering any judgment upon an award rendered by the arbitrators, the Company and you hereby consent to the jurisdiction of any or all of the following courts: (i) the United States District Court for the Southern District of California, (ii) any of the courts of the State of California, or (iii) any other court having jurisdiction. The Company and you further agree that any service of process or notice requirements in any such proceeding shall be satisfied if the rules of such court relating thereto have been substantially satisfied. The Company and you hereby waive, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to such jurisdiction and any defense of inconvenient forum. The Company and you hereby agree that a judgment upon an award rendered by the arbitrators may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

13. Tax Withholding; Section 409A:
All compensation provided in this Agreement is subject to applicable tax withholding. Except for such withholding, you will be responsible for all tax liabilities with respect to such compensation. In addition, the following provisions shall apply to such compensation:
(i) Anything in this Agreement to the contrary notwithstanding, to the maximum extent permitted by applicable law, amounts payable to you pursuant to Section 7 shall be made in reliance upon Treas. Reg. Section 1.409A-1(b)(9) (Separation Pay Plans) or Treas. Reg. Section 1.409A-1(b)(4) (Short-Term Deferrals). However, if (A) on the date of termination of your employment with the Company or a subsidiary, any of the Company’s stock is publicly traded on an established securities market or otherwise (within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code, as amended (the “Code”)), (B) you are determined to be a “specified employee” within the meaning of Section 409A(a)(2)(B) of the Code, (C) the payments exceed the amounts permitted to be paid pursuant to Treasury Regulations Section 1.409A-1(b)(9)(iii), if applicable, and (D) such delay is required to avoid the imposition of the tax set forth in Section 409A(a)(1) of the Code, as a result of such termination, you would receive any payment that, absent the application of this Section 13(i), would be subject to interest and additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(2)(B)(i) of the Code, then no such payment shall be made prior to (and such payment shall be made on or within five (5) business days following) the date that is the earliest of (1) six (6) months and one day after your termination date, (2) your death or (3) such other date (the “Delay Period”) as will cause such payment not to be subject to such interest and additional tax (with a catchup payment equal to the sum of all amounts that have been delayed to be made as of the date of the initial payment). In particular, with respect to any lump sum payment otherwise required hereunder, in the event of any delay in the payment date as a result of Code Section 409A(a)(2)(A)(i) and (B)(i), the Company will adjust the payments to reflect the deferred payment date by crediting interest thereon at the prime rate in effect at the time such amount first becomes payable, as quoted by the Company’s principal bank.
(ii) To the extent that any benefits to be provided during the Delay Period are considered deferred compensation under Code Section 409A provided on account of a “separation from service.” and such benefits are not otherwise exempt from Code Section 409A, you shall pay the cost of such benefits during the Delay Period, and the Company shall reimburse you, to the extent that such costs would otherwise have been paid by the Company or to the extent that such benefits would otherwise have been provided by the Company at no cost to you, the Company’s share of the cost of such benefits upon expiration of the Delay Period, and any remaining benefits shall be reimbursed or provided by the Company in accordance with the procedures specified herein.
(iii) In addition, other provisions of this Agreement or any other such plan notwithstanding, the Company shall have no right to accelerate any such payment or to make any such payment as the result of any specific event except to the extent permitted under Section 409A.
(iv) For purposes of Section 409A of the Code, each payment made after termination of your employment, including each health insurance continuation payment or reimbursement, will be considered one of a series of separate payments.
(v) To the extent any cash payments to be made to you upon a termination of your employment would be deemed to be nonqualified deferred compensation under Code Section 409A, then with respect to such cash payments, a termination of employment shall not be deemed to have occurred unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this Agreement with respect to such cash payments, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”
(vi) Any amount that you are entitled to be reimbursed under this Agreement that may be treated as taxable compensation will be reimbursed to you as promptly as practical and in any event not later than sixty (60) days after the end of the calendar year in which the expenses are incurred; provided, that, you shall have provided a reimbursement request to the Company no later than thirty (30) days prior to the date the reimbursement is due. The amount of the expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year, except as may be required pursuant to an arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Code.
(vii) The Company shall not be obligated to reimburse you for any tax penalty or interest or provide a gross-up in connection with any tax liability you may incur under Section 409A of the Code.
(viii) Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.
(ix) Unless this Agreement provides a specified and objectively determinable payment schedule to the contrary, to the extent that any payment of base salary or other compensation is to be paid for a specified continuing period of time beyond the date of termination of your employment in accordance with the Company’s payroll practices (or other similar term), the payments of such base salary or other compensation shall be made on a monthly basis.

14. Integration and Severability:
This Agreement cancels and supersedes any and all prior agreements and understandings (whether written or oral) between the parties hereto with respect to your employment by the Company, any parent or predecessor company, and the Company’s subsidiaries, but excluding (1) existing written award agreements evidencing the terms and conditions of equity awards granted by the Company under the Plan, (2) the Confidentiality Agreement, and (3) the Indemnification Agreement.
If any section of this agreement is deemed to be unenforceable for any reason, this agreement will still be fully enforceable as to any and all other provisions.

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IN WITNESS WHEREOF, you and the Company have executed this Agreement as of the Effective Date.

KILROY REALTY CORPORATION
a Maryland Corporation

By:	/s/ Heidi R. Roth
Name: Heidi R. Roth
Title: EVP, Chief Administrative Officer and Secretary

By:	/s/ Lauren N. Stadler
Name: Lauren N. Stadler
Title: SVP, Corporate Counsel

KILROY REALTY, L.P. ,
a Delaware Limited Partnership

By:	KILROY REALTY CORPORATION,
a Maryland Corporation,
Its:	General Partner

By:	/s/ Heidi R. Roth
Name: Heidi R. Roth
Title: EVP, Chief Administrative Officer and Secretary

By:	/s/ Lauren N. Stadler
Name: Lauren N. Stadler
Title: SVP, Corporate Counsel

EXECUTIVE
/s/ Eliott Trencher
Eliott Trencher